Exhibit 99.1

Biomica Announces Successful Enrollment of First Patient in its Phase I
Study of Microbiome-Based Immuno-Oncology Drug

Proof of Concept (POC) in-human trial to take place at Rambam
Health Care Campus in Israel throughout 2022

REHOVOT, Israel, July 11, 2022. Biomica Ltd., an emerging biopharmaceutical company developing innovative microbiome-based therapeutics and a subsidiary of Evogene Ltd. (NASDAQ: EVGN) (TASE: EVGN), today announced the successful enrollment of the first patient in its first Proof-of-Concept (POC) Phase I clinical trial.

The trial is designed primarily to evaluate the safety and tolerability of Biomica's microbiome-based immuno-oncology drug candidate, BMC128, in combination with immune checkpoint inhibitor (ICI) immunotherapy (an anti PD-1 agent), in patients with either non-small cell lung cancer, melanoma or renal cell carcinoma. Bristol Myers Squibb's Opdivo® is the immune checkpoint inhibitor in the trial.

It has been previously reported that treatment with Biomica’s BMC128 in combination with ICI immunotherapy significantly enhanced anti-tumor activity in various preclinical models. Response to BMC128 was correlated with a desired anti-tumor immunological profile and led to a stimulation of the immune system shifting cold-tumors into hot-tumors.

BMC128 is a rationally designed consortium of microbes, which was identified and selected through a detailed functional microbiome analysis using PRISM, a high-resolution microbiome analysis platform powered by Evogene’s ‘MicroBoost AI’ tech engine and Big-Data platform.

Dr. Elran Haber, CEO of Biomica, stated: “We are very excited with our first patient in, under our first in-human, proof-of-concept trial. ICIs are a revolutionary treatment and have demonstrated their efficacy in prolonged survival rates of cancer patients. However, many patients are resistant to ICI, and it has been shown that the gut microbiome plays an important role in this resistance. Based on the compelling pre-clinical results that Biomica has achieved to-date, we are excited to evaluate BMC128 in a clinical setting for the first time. Our goal is to provide patients with a meaningful recovery, improved outcome and long-term response to treatment. We are thrilled in reaching this milestone and we look forward to embarking on the next phase of our clinical development process.”

About BMC128:

BMC128 is a rationally designed microbial consortium identified and selected through a detailed functional microbiome analysis using PRISM, a proprietary high-resolution microbiome analysis platform powered by Evogene's ‘MicroBoost AI’ platform.

Developed as a Live Bacterial Product (LBP), BMC128 is an LBP consortium comprised of four unique bacterial strains, natural inhabitants of the human intestinal tract, that harbor specific functional capabilities with the potential to enhance immunological therapeutic responses and facilitate anti-tumor immune activity through multiple biological processes.

Rationally-designed consortia are multi-strain products designed to restore diversity and specific functionality to a host's microbial community with individually selected, cultured bacteria.

About Biomica Ltd.:

Biomica is an emerging biopharmaceutical company developing innovative microbiome-based therapeutics utilizing a dedicated Computational Predictive Biology platform (CPB), licensed from Evogene. Biomica aims to identify and characterize disease-related microbiome entities and to develop novel therapeutics based on these understandings. The company is focused on the development of therapies for antibiotic resistant bacteria, immuno-oncology, and microbiome-related gastrointestinal (GI) disorders. Biomica is a subsidiary of Evogene Ltd. (NASDAQ: EVGN, TASE: EVGN). For more information, please visit www.biomicamed.com.

About Evogene Ltd.:

Evogene (NASDAQ: EVGN, TASE: EVGN) is a computational biology company aiming to revolutionize the development of life-science based products by utilizing cutting edge technologies to increase probability of success while reducing development time and cost. Evogene established three unique technological engines - MicroBoost AI, ChemPass AI and GeneRator AI – leveraging Big Data and Artificial Intelligence and incorporating deep multidisciplinary understanding in life sciences. Each technological engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI). Evogene uses its technological engines to develop products through subsidiaries and with strategic partners. Currently, Evogene’s main subsidiaries utilize the technological engines to develop human microbiome-based therapeutics by Biomica Ltd., medical cannabis products by Canonic Ltd., ag-chemicals by AgPlenus Ltd. and ag-biologicals by Lavie Bio Ltd.  For more information, please visit: www.evogene.com.

Forward Looking Statements
This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. For example, Biomica and Evogene are using forward-looking statements in this press release when they discuss the potential safety, tolerability and capabilities of, Biomica’s BMC-128 drug candidate, the timing of the clinical trial and the potential success of treatment with Biomica’s BMC128 in combination with ICI immunotherapy. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, those risk factors contained in Evogene’s reports filed with the applicable securities authorities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections.

Contact:
Kenny Green
GK Investor Relations
E: evogene@gkir.com
T: +1 212 378 8040